March 18, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Re:	SpartanNash Company Preliminary Proxy Statement on Schedule 14A Filed by Macellum Advisors GP, LLC.

Dear Sir or Madam:

We are writing in connection with the PREC14A filing made today by Macellum Advisors GP, LLC (“Macellum”) with respect to the 2022 annual meeting of shareholders of SpartanNash Company (File No. 000-31127). We are acting as counsel to Macellum. To the extent the Staff has any comments or questions with respect to the filing, please contact the undersigned.

Best regards, /s/ Elizabeth Gonzalez-Sussman Elizabeth Gonzalez-Sussman